     As filed with the Securities and Exchange Commission on September 1, 2000.

                                                     Registration No. 811-10097




                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES
                           PURSUANT TO SECTION 8(b) OF
                       THE INVESTMENT COMPANY ACT OF 1940



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                       AMERICAN FAMILY VARIABLE ACCOUNT I
                         (Name of Unit Investment Trust)


                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                               (Name of Depositor)


                              6000 American Parkway
                          Madison, Wisconsin 53783-0001
                   (Address of Principal Office of Registrant)




                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1.    (a)   Furnish name of the trust and the Internal Revenue Service Employer
            Identification Number.

                   The American Family Variable Account I (the "Variable Account"). The Variable Account (the "trust") does not have an Internal Revenue Service Employer Identification Number.

      (b) Furnish title of each class or series of securities issued by the trust.

                   The Variable Account issues flexible premium variable universal life insurance policies (the "Policies") for individuals.

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

            American Family Life Insurance Company ("American Family") 6000 American Parkway
            Madison, WI  53783

            Internal Revenue Service Employer Identification Number: 39-6040365

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

            American Family Life Insurance Company
            6000 American Parkway
            Madison, WI  53783

            Internal Revenue Service Employer Identification Number:  39-6040365

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

            Distribution of the Policies has not commenced. The Depositor has entered into a distribution agreement with American Family Securities, LLC ("AFS"). The principal business address of AFS is 6000 American Parkway, Madison, WI 53783. AFS' Identification Number is: 39-1999869

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

            State of Wisconsin.

6.    (a)   Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                   Not applicable. There is no such indenture or agreement. The Board of Directors of American Family established the Variable Account as a separate investment account under Wisconsin law on August 7, 2000. The Variable Account is subject to regulation by the Insurance Commissioner of the State of Wisconsin.

      (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                   Not applicable. American Family intends to act as its own custodian for safekeeping of the Variable Account's assets.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

            The Variable Account's name has never been changed.

8.    State the date on which the fiscal year of the trust ends.

            December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

            There are no pending legal proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Variable Account, or the General Account of American Family, or AFS is a party.


                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST


GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

      (a)   Whether the securities are of the registered or bearer type.

                   The Policies to be issued are of the registered type insofar as a Policy is personal to the owner of the Policy ("Owner") and the records concerning an Owner are maintained by or on behalf of American Family.

      (b)   Whether the securities are of the cumulative or distributive type.

                   The Policy is of the cumulative type providing for no direct distribution of income, dividends, or capital gains. Rather, such amounts are reflected in the account value and death benefits of the Policy.

      (c) The rights of security holders with respect to withdrawal or redemption.

                   Incorporated herein by reference to the Registration Statement filed on August 31, 2000 as part of a registration statement on Form S-6 under the Securities Act of 1933
                   (File No. 333-44956) (the "Registration Statement") describing flexible premium variable universal life insurance contracts, specifically the sections entitled "What Are the Expenses Under A Policy?" "How Do I Access My Money?" and "What Are My Settlement Options?"

      (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                   Incorporated herein by reference to the sections of the Registration Statement entitled "The Policy" "Charges and Deductions" "Death Benefit" "Surrenders and Partial Surrenders" "Transfers" and "Other Policy Information -- Payment of Policy Benefits."

      (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                   Incorporated herein by reference to the sections of the Registration Statement entitled "The Policy -- Purchasing a Policy" and "Policy Lapse and Reinstatement."

      (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                   Incorporated herein by reference to the section of the Registration Statement entitled "Additional Information -- Voting Portfolio Shares."

      (g)   Whether security holders must be given notice of any change in:

            (1)    The composition of the assets of the trust.

                         Incorporated herein by reference to the section of the Registration Statement entitled "Additional Information -- Changes to the Variable Account."

            (2) The terms and conditions of the securities issued by the trust.

                         Incorporated herein by reference to the sections of the Registration Statement entitled "Other Policy Information -- Modifying the Policy" and "Additional Information -- Changes to the Variable Account."

            (3)    The provisions of any indenture or agreement of the trust.

                         Not applicable.

            (4)    The identity of the depositor, trustee or custodian.

                         Incorporated herein by reference to the sections of the Registration Statement entitled "American Family Life Insurance Company."

      (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

            (1)    The composition of the assets of the trust.

                         Consent of the Policy Owners is not required when changing the underlying securities of the Variable Account. However, to change such securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the Investment Company Act of 1940 (the "1940 Act").

            (2) The terms and conditions of the securities issued by the trust.

                         Incorporated herein by reference to the section of the Registration Statement entitled "Other Policy Information."

            (3)    The provisions of any indenture or agreement of the trust.

                         Not applicable.

            (4)    The identity of the depositor, trustee or custodian.

                         No consent of Policy Owners is necessary with respect to any change in the identity of the depositor, trustee or custodian, but a change in the depositor would be subject to state insurance department review and approval.

      (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                         Incorporated herein by reference to the section of the Registration Statement entitled "Other Policy Information."

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

            Incorporated herein by reference to the sections of the Registration Statement entitled "The Variable Account and the Portfolios."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

      (a)   Name of company.

      (b)   Name and principal business address of depositor.

      (c)   Name and principal business address of trustee or custodian.

      (d)   Name and principal business address of principal underwriter.

      (e) The period during which the securities of such company have been the underlying securities.

            The Variable Account may invest in the securities of various open-end diversified management investment companies or separate investment portfolios of such companies. A description of each available option is set forth in the Registration Statement under the section entitled "The Variable Account and the Portfolios." The Variable Account has not started operations and does not yet invest in these funds.

INFORMATION CONCERNING LOAD, FEES, CHARGES AND EXPENSES

13.   (a)   Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                   (A)   The nature of such load, fee, expense or charge;

                   (B)   The amount thereof;

                   (C) The name of the person to whom such amounts are paid and his relationship to the trust;

                   (D) The nature of the services performed by such person in consideration for such load, fee, expense or charge.

                   Incorporated herein by reference to the Registration Statement sections entitled "The Variable Account and the Portfolios" "Cash Values" "Charges and Deductions" "Surrenders and Partial Surrenders" "Transfers" "Policy Lapse and Reinstatement" and "Additional Information."

      (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                   See response to Item 13(a).

      (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                   See response to Item 13(a).

      (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                   Incorporated herein by reference to the section of the Registration Statement entitled "Charges and Deductions."

      (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                   None.

      (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                   Neither American Family, AFS nor any of their affiliates will receive any profits or benefits not included in Item 13(a) above. American Family will compensate certain persons, including American Family and AFS agents for services in connection with the selling and servicing of the Policies, but such compensation will be paid from American Family s general account. American Family may receive compensation from the investment adviser or the distributor of certain of the Funds based upon an annual percentage of the average assets held in that Fund by American Family. These amounts are intended to compensate American Family for administrative and other services provided by American Family.

      (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                   Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            Incorporated herein by reference to the section of the Registration Statement entitled "The Policy."

15. Described the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            Incorporated herein by reference to the sections of the Registration Statement entitled "The Policy" and "The Variable Account and the Portfolios."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            Incorporated herein by reference to the sections of the Registration Statement entitled "The Variable Account and the Portfolios."

17.   (a)   Describe the procedure with respect to withdrawal or redemption by security holders.

                   See responses to Items 10(c) and (d).

      (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                   American Family is required to process all surrender requests as described in Item 10(c). The underlying funds will redeem its shares upon American Family's request in accordance with the 1940 Act.

      (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                   Redeemed securities will be canceled.

18.   (a)   Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   All distributions to the Variable Account will be reinvested in shares of the appropriate Fund. Such reinvestment will be automatic and at net asset value.

      (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   Not applicable.

      (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                   The assets of the Variable Account which are allocable to the Policies constitute the reserves for benefits under the Policies. The Company's general account assets are also available to satisfy its obligations under the Policies. Incorporated herein by reference to the section of the Registration Statement entitled "The Variable Account and the Portfolios."

      (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                   Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                   The Company maintains records and accounts of all transactions involving the Variable Account at its Administrative Service Center. Each year, or more often if required by law, American Family sends a Policy Owner a report showing information about his or her Policy for the period covered by the report. American Family will also send an annual and a semi-annual report for each Fund underlying a Variable Subaccount in which a Policy Owner is invested as required by the 1940 Act. In addition, when a Policy Owner makes purchase payments, or if a Policy Owner makes transfers or withdrawals, American Family will send the Policy Owner a confirmation of these transactions.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

      (a)   Amendments to such indenture or agreement.

                   Not applicable.

      (b)   The extension or termination of such indenture or agreement.

                   Not applicable

      (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                   Not applicable.

      (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                   Not applicable.

      (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                   Not applicable.

      (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                   Not applicable.

21.   (a)   State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                   Incorporated herein by reference to the section of the Registration Statement entitled "Loans."

      (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                   Proceeds of Policy Loans ordinarily will be disbursed within seven days from the date of receipt and approval by the Company of a request for a loan at its Administrative Service Center, although payments may be postponed under certain circumstances. Payment of a Policy loan may be postponed whenever (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading of the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (the "Commission"); (ii) the Commission by order permits postponement for the protection of Policy Owners; (iii) an emergency exists, as determined by the Commission, as a result of which it is not reasonably practicable to determine the value of the Variable Account's net assets. The Company may defer making payments attributable to a check that has not cleared, and may defer payment of proceeds from the Fixed Account for a withdrawal, surrender, loan, or transfer request for up to six months from the date of receipt of the request, if permitted by state law.

                   See the Registration Statement under the sections entitled "Loans" and "Other Policy Information."

      (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                   Not applicable as no such loans have been made.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                   Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                   Travelers Insurance Company has issued a fidelity bond in the amount of approximately $10 million per occurrence and $20 million in the aggregate covering American Family's directors, officers, and employees. See the Registration Statement under the section entitled "Additional Information About the Company."

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                   Not applicable.

                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR


ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

            American Family is a stock life insurance company. It was incorporated in Wisconsin in 1957.

26.   (a)   Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                   Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

            (1)    The nature of such fee or participation.
            (2)    The name of the person making payment.
            (3) The nature of the services rendered in consideration for such fee or participation.
            (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                          Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

            American Family is engaged in the business of issuing life insurance policies and annuity contracts, and is currently licensed to do business in Arizona, Colorado, Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, Nevada, North Dakota, Ohio, Oregon, South Dakota and Wisconsin. American Family also acts as depositor for American Family Variable Account II, a separate account used to fund variable annuity contracts.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28.   (a)   Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5 percent or more of the outstanding voting securities of the depositor.

            (i)    name and principal business address;

            (ii) nature of relationship or affiliation with depositor of the trust;

            (iii)  ownership of all securities of the depositor;

            (iv) other companies of which each person named above is presently officer, director, or partner.

            See response to Items 28(b) and Item 29.

      (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

            See table below.

Unless otherwise noted, each person's address is American Family Life Insurance Company, 6000 American Parkway, Madison, Wisconsin 53783-0001.

[PROVIDE ADDRESS AND OCCUPATION]


-----------------------------------------------------------------------------------------------------------------------------------
NAME                             POSITION WITH AMERICAN                BUSINESS EXPERIENCE IN LAST 5
                                 FAMILY                                YEARS
-----------------------------------------------------------------------------------------------------------------------------------
Harvey Randall Pierce            Director, Chairman of the Board,
                                 and C.E.O.                            President since 1/90;  Director & C.O.O.
                                                                       since 2/99.
-----------------------------------------------------------------------------------------------------------------------------------
David Ralph Anderson             Director, President and C.O.O.
                                                                       Vice President, Information Systems, 1996-
                                                                       2/99;  Director, Accounting for AFMIC prior
                                                                       to 1996.
-----------------------------------------------------------------------------------------------------------------------------------
James Francis Eldridge           Director, Executive Vice
                                 President, Legal; Secretary           Director, Executive Vice President, Legal;
                                                                       Secretary since 1991.
-----------------------------------------------------------------------------------------------------------------------------------
John Brent Johnson               Director, Executive Vice
                                 President, Finance; Treas.            Director, Executive Vice President, Finance;
                                                                       Treasurer since 2/99;  Vice President,
                                                                       Controller prior to 2/99.
-----------------------------------------------------------------------------------------------------------------------------------
Joseph William Tisserand         Director, Vice President,
                                 Operations                            Director, Vice President, Operations since
                                                                       8/96; Regional Vice President of AFMIC
                                                                       prior to 8/96.
-----------------------------------------------------------------------------------------------------------------------------------
Daniel Raymond DeSalvo           Director
                                                                       Director of AFLIC.
-----------------------------------------------------------------------------------------------------------------------------------
Daniel Robert Schultz            Vice President, Controller
                                                                       Vice President, Controller since 2/99;
                                                                       Corporate Tax Director of AFMIC prior to
                                                                       2/99.
-----------------------------------------------------------------------------------------------------------------------------------
Thomas Syme King                 Vice President, Investments
                                                                       Vice President, Investments for AFLIC.
-----------------------------------------------------------------------------------------------------------------------------------
William Joseph Smith             Assistant Treasurer
                                                                       Assistant Treasurer for AFLIC.
-----------------------------------------------------------------------------------------------------------------------------------
James Walter Behrens             Assistant Secretary
                                                                       Assistant Treasurer for AFLIC.
-----------------------------------------------------------------------------------------------------------------------------------

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor: (a) name and principal business address;
      (b) nature of business; (c) ownership of all securities of the depositor.

            American Family is a wholly owned subsidiary of American Family Mutual Insurance Company, located at 6000 American Parkway, Madison, WI 53783- 0001. American Family Mutual Insurance Company is one of the leading property/casualty insurance companies in the United States with operations in fifteen states located primarily in the Midwest. American Family Mutual Insurance Company offers a broad line of insurance coverage to individuals and businesses, including automobile, accident and health, homeowners, farm owners, mobile homeowners, inland marine, burglary, commercial, personal and fire coverage.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

            None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;


                                                                                                      All Other
      Name and Principal Position               Year          Salary             Bonus              Compensation
      ----------------------------             ------         -------           -------             ------------
Joseph W. Tiserand, Vice President, Life        1999        $191,793.50        $16,447.50            $63,293.23

Thomas S. King, Vice President, Investments     1999         $69,748.92         $4,914.00            $12,746.37

Harvey R. Pierce, Chairman & CEO                1999         $51,398.48         $6,514.20             $7,356.12

      (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;



                                                                            All Other
Name And Principal                           Combined          Combined     Compensation,       Combined
   Position                Year               Salary             Bonus        Combined            Total
   ---------              ------              -------           -------       --------            ------
All other officers         1999             $146,270.17      $14,642.52      $15,006.57        $175,919.26


      (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                   Not applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Variable Account.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

      (a)   the aggregate direct remuneration to directors;
      (b)   indirectly or through subsidiaries to directors.

            Not applicable. See response to Item 31.

COMPENSATION TO EMPLOYEES

33.   (a)   Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                   Not applicable. See response to Item 31.

      (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and
            (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                   Not applicable.  See response to Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

            Not applicable.


                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES


DISTRIBUTION OF SECURITIES

35.   Furnish the names of the states in which sales of the trust's securities
      (A) are currently being made, (B) are presently proposed to be made, and
      (c) have been discounted, indicating by appropriate letter the status with respect to each state.

            No sales of the Policies have been made or are currently being made to the public in any state. The Company intends to market the Policies in all jurisdictions that has approved its sale of insurance.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

            Not applicable.

37.   (a)   Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                   (1)    Name of officer, agency or body.

                   (2)    Date of denial.

                   (3)    Brief statement of reason given for revocation.

                          Not applicable.

      (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

            Name of officer, agency or body.

            Date of revocation.

            Brief statement of reason given for revocation.

                   Not applicable.

38.   (a)   Furnish a general description of the method of distribution of securities of the trust.

                   The Policies will be sold by individuals who are licensed and appointed as life insurance agents by American Family and who are also registered representatives of American Family Securities, LLC, ("AFS").

                   These representatives receive commissions for selling Policies calculated as a percentage of target premiums and purchase payments (in the first year of the Policy, up to a maximum of 80% of the target premium and 3.69% of premium payments in excess of the target Premium). Incorporated herein by reference to the section of the Registration Statement entitled "Additional Information."

      (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                   See response to Item 38(a). AFS for acting as principal underwriter under a distribution agreement to be filed by Pre-Effective Amendment to the Registration Statement.

      (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                   See response to Item 38(a). Commission information is to be filed by Pre-Effective Amendment to the Registration Statement.

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39.   (a)   State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                   AFS is a corporation organized under the laws of Wisconsin on July 14, 2000.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                   Not applicable. AFS is not currently distributing the securities of the trust.


40.   (a)   Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                   Not applicable. Securities of the trust are not currently being sold.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

      (1)   The nature of such fee or participation.

      (2)   The name of the person making payment.

      (3) The nature of the services rendered in consideration for such fee or participation.

      (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                   Not applicable.

41.   (a)   Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                   AFS will act as principal underwriter of the Policies. AFS is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. AFS also acts as principal underwriter of variable annuity contracts funded by American Family Variable Account II, a separate account sponsored by American Family.

      (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                   Not applicable. Securities of the trust are not currently being sold.

      (c) Furnish the number of individual salespersons of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salespersons in such year.

                   Not applicable. Securities of the Variable Account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
      (b) position with principal underwriter; (c) ownership of securities of the trust.

            Not applicable. Securities of the Variable Account have not yet been distributed by the principal underwriter or any of its representatives.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

            Not applicable. Securities of the trust are not currently being sold.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44.   (a)   Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

            (1) The source of quotations used to determine the value of portfolio securities.

                          Shares of each Fund held by the Variable Account are valued at net asset value per share as supplied to the Company by the applicable underlying investment company. Incorporated herein by reference to the Registration Statement sections entitled "The Policy" and "Cash Values."

            (2) Whether opening, closing, bid, asked or any other price is used.

                          See response to Item 44(a)(1).

            (3) Whether price is as of the day of sale or as of any other time.

                          See response to Item 44(a)(1).

            (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                          See response to Item 44(a)(1).

            (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                          See response to Item 44(a)(1).

            (6)    Whether adjustments are made for fractions:

                   (i)    before adding distributor's compensation (load); and

                   (ii)   after adding distributor's compensation (load).

                                 Not applicable.

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                   No Policies have yet been offered for sale to the public.

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                   Incorporated herein by reference to the section of the Registration Statement entitled "Charges and Deductions."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

                   Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46.   (a)   Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

            (1) The source of quotations used to determine the value of portfolio securities.

            (2) Whether opening, closing, bid, asked or any other price is used.

            (3) Whether price is as of the day of sale or as of any other time.

            (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

            (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

            (6)    Whether adjustments are made for fractions.

                          See responses to Item 44(a) and Item 18(c).

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                   No Policies have yet been offered for sale to the public.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

            Variable Subaccounts buy and redeem Fund shares at net asset value without any sales charge. American Family reinvests any dividends from net investment income and distributions from realized gains from security transactions of a Fund at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of American Family. Assets equal to the reserves and other Policy liabilities with respect to the Variable Account are not chargeable with liabilities arising out of any other business or account of American Family. If the assets exceed the required reserves and other liabilities, the Company may transfer the excess to American Family's General Account. The method of valuation of a Fund's securities does not differ from that set forth in Items 44 and 46.


                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust:

      (a)   Name and principal business address.

      (b)   Form of organization.

      c) State or other sovereign power under the laws of which the trustee or custodian was organized.

      (d)   Name of governmental supervising or examining authority.

                   Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                   Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                   Not applicable.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

      (a)   The name and address of the insurance company.

                   The name and address of the insurance company are set forth in Item 2.

      (b)   The types of policies and whether individual or group policies.

                   The Policies are flexible premium variable universal life insurance policies (the "Policies") for individuals.

      (c)   The types of risks insured and excluded.

                   Incorporated herein by reference to the sections of the Registration Statement entitled "The Policy" "Charges and Deductions" and "Death Benefit."

      (d)   The coverage of the policies.

                   The initial Specified Amount of coverage depends on the amount of the initial purchase payment of a Policy by a Policy Owner, and the age and sex of the proposed Insured. The Company will show the initial Specified Amount of coverage in the Policy. The Specified Amount remains level unless the Policy Owner makes additional purchase payments or withdrawals.

      (e) The Beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                   The recipient of the benefits of the insurance undertakings is either any designated beneficiaries, any contingent beneficiaries, the estate of the Policy Owner, or the estate of the Insured, as stated in the application for the Policy OR as subsequently modified by the Policy Owner. See the sections of the Registration Statement entitled "The Policy" "Death Benefit" and "Other Policy Information."

      (f)   The terms and manners of cancellation and of reinstatement.

                   The insurance undertakings described in Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect. Incorporated herein by reference to the sections of the Registration Statement entitled "Policy Lapse and Reinstatement."

      (g) The method of determining the amount of premiums to be paid by holders of securities.

                   Incorporated herein by reference to the sections of the Registration Statement entitled "The Policy" "Premiums" and "Charges and Deductions."

      (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                   Not applicable.

      (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                   No other person other than American Family receives any part of the amounts deducted for cost of insurance.

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                   None.


                                      VII.

                              POLICY OF REGISTRANT


52.   (a)   Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                   See response to Item 10(g) and Item 10(h) regarding American Family's right, subject to applicable law, to make additions to, deletions from, or substitutions of shares of a Fund that are held by the Variable Account or that the Variable Account may purchase, and to establish additional Variable Subaccounts or eliminate Variable Subaccounts, if marketing, tax, or investment conditions so warrant. Subject to any required regulatory approvals, American Family reserves the right to transfer assets of a Variable Subaccount that American Family determines to be associated with the class of Policies to which the Policy belongs, to another separate account or to another separate account subaccount.

      (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                   Not applicable.

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

            (1)    the grounds for elimination and substitution;

            (2)    the type of securities which may be substituted;

            (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

            (4) whether such substituted securities may be the securities of another investment company; and

            (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                   See response to Item 52(a).

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                   None.

53.   (a)   State the taxable status of the trust.

                   Incorporated herein by reference to the section of the Registration Statement entitled "Federal Tax Considerations."

      (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                   Not applicable.  See response to Item 53(a).


                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

             Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

             Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

             Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

             Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

             Not applicable.

59.   Financial Statements:

      FINANCIAL STATEMENTS OF THE TRUST
            No financial statements are presented for the Variable Account because it has yet to commence operations.

      FINANCIAL STATEMENTS OF THE DEPOSITOR

            Incorporated herein by reference to the Registration Statement on Form S-6 for the American Family Variable Account I (File
            No. 333-44956).

                                       IX.

                                    EXHIBITS


A. Furnish the most recent form of the following as amended to date and currently in effect:

      The indenture or agreement under the terms of which the trust was organized or issued securities.

                      Incorporated herein by reference to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

      The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                      Not applicable.

      (3)   Distributing contracts:

               Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                      To be filed by Pre-Effective Amendment to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

               Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                      To be filed by Pre-Effective Amendment to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

                     (c) Schedules of sales commissions.

                         To be filed by Pre-Effective Amendment to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

      (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                         Not applicable.

      (5)   The form of each type of security.

                         Incorporated herein by reference to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

      (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                         Incorporated herein by reference to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

      (7) Any insurance policy between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                         Not applicable.

      (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                         To be filed by Pre-Effective Amendment to the Registration Statement on Form S-6 for the American Family Variable Account I (File No.

                         333-44956).

      (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                         None.

      (10)  Form of application for a periodic payment plan certificate.

                         Incorporated herein by reference to the Registration Statement on Form S-6 for the American Family Variable Account I (File No. 333-44956).

B.    Furnish copies of each of the following:

      Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                         Not applicable.

      (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                         Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                         Not applicable.

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Madison, and the State of Wisconsin on the 31st day of August, 2000.

[Seal]


                       AMERICAN FAMILY VARIABLE ACCOUNT I
                                  (Registrant)

                       By:    /s/ HARVEY RANDELL PIERCE*
                         ---------------------------------------------
                       Name:      HARVEY RANDELL PIERCE
                           -------------------------------------------
                       Title:  Chairman of the Board and C.E.O.
                               AMERICAN FAMILY LIFE INSURANCE COMPANY
                            ------------------------------------------



                     AMERICAN FAMILY LIFE INSURANCE COMPANY
                                   (Depositor)



                       By:    /s/ HARVEY RANDELL PIERCE*
                         ---------------------------------------------
                       Name:      HARVEY RANDELL PIERCE
                           -------------------------------------------
                       Title:  Chairman of the Board and C.E.O.
                               AMERICAN FAMILY LIFE INSURANCE COMPANY
                            ------------------------------------------


ATTEST:

By:  /s/ ROSALIE BECK DETMER
  -------------------------------------------
Name:    ROSALIE BECK DETMER
    -----------------------------------------
Title: Assistant General Counsel
       American Family Life Insurance Company
     ----------------------------------------


          * /s/ James W. Behrens                   On August 31, 2000, as
            ---------------------------------      Attorney-in-Fact pursuant to
                James W. Behrens                   powers of attorney
                Assistant Secretary                incorporated herein by
                American Family Life               reference to the Registration
                Insurance Company                  Statement on Form S-6 for the
                                                   American Family Variable
                                                   Account I (File
                                                   No. 333-44956).





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